Filed Pursuant to Rule 424(b)(3)
SB-2 Registration Statement
SEC File No. 333-142471

PROSPECTUS SUPPLEMENT NO. 1
to Prospectus declared
effective on June 14, 2007

AMISH NATURALS, INC.

This prospectus supplement , (“prospectus supplement”) supplements and amends our prospectus dated June 14, 2007, relating to the offer and sale by the selling stockholders identified in such prospectus of up to 4,339,745 shares of our common stock. We refer to our prospectus dated June 14, 2007 as the “prospectus.” This prospectus supplement includes our attached Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2007. The financing described therein closed on September 10, 2007.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto. Capitalized terms used in this prospectus supplement but not otherwise defined herein shall have the meanings given to such terms in the prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “AMNT”.

The last reported sales price per share of our common stock by the OTC Bulletin Board on September 10, 2007 was $2.34.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 11, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 31, 2007

AMISH NATURALS, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-50662	98-0377768
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6399 State Route 83, Holmesville, Ohio 44633
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (330) 674-0998

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT’S BUSINESS AND OPERATIONS

ITEM 1.01   Entry into a Material Definitive Agreement.

CONVERTIBLE NOTE FINANCING

On August 31, 2007, Amish Naturals, Inc. (the “Company”) entered into a Securities Purchase Agreement and a Registration Rights Agreement with an institutional accredited investor (a copy of which is attached as Exhibit 10.11 to this Current Report on Form 8-K) (the “Investor”), in connection with a private placement transaction providing for, among other things, the issuance of Senior Secured Convertible Notes (the “Notes”) for aggregate gross proceeds of $6 million and warrants to purchase up to an aggregate of 3,194,718 shares of the Company’s $0.001 par value per share Common Stock (“Common Stock”). The agreements include the Securities Purchase Agreement, the Notes, Series A Warrants, Series B Warrants, Series C Warrants and Series D Warrants to Purchase Common Stock (collectively the “Warrants”), the Registration Rights Agreement, and various ancillary certificates, disclosure schedules and exhibits in support thereof, each, except for the Securities Purchase Agreement and the Registration Rights Agreement, dated August 31, 2007. This transaction was facilitated by Wharton Capital Partners who will receive an eight percent placement agent fee in the amount of $480,000. The following is a brief summary of each of those agreements. These summaries are not complete, and are qualified in their entirety by reference to the full text of the agreements or forms of the agreements, which are attached as exhibits to this Current Report on Form 8-K. Readers should review those agreements or forms of agreements for a more complete understanding of the terms and conditions associated with this transaction.

Securities Purchase Agreement

The Securities Purchase Agreement provides for the purchase by the Investor and the sale by the Company of the Notes in the aggregate principal amount of $6 million and the Warrants to purchase Common Stock. The Securities Purchase Agreement contains representations and warranties of the Company and the Investor which are typical for transactions of this type. The representations and warranties made by the Company in the Securities Purchase Agreement are qualified by reference to certain exceptions contained in disclosure schedules delivered to the Investor. Accordingly, the representations and warranties contained in the Securities Purchase Agreement should not be relied upon by third parties who have not reviewed those disclosure schedules and the documentation surrounding the transaction as a whole.

The Securities Purchase Agreement contains covenants on the part of the Company which are typical for transactions of this type, as well as the following covenants:

The Company will use the estimated net proceeds of approximately $5,500,000 after payment of the placement agent fee and legal expenses as follows:

Expansion of distribution and production facilities	$750,000

Product development	$750,000

Repayment of Debt	$900,000

Working capital	$3,100,000

The Company will not, while the Notes are outstanding, directly or indirectly redeem or pay any cash dividend or distribution on the Company’s Common Stock, without the consent of the holders of the Notes.

For so long as the Investor beneficially owns any Notes, Warrants or shares of Common Stock issued upon the conversion of the Notes or exercise of the Warrants, the Company will not issue any additional Notes or any form of convertible, exchangeable or exercisable securities with a price that varies or may vary with the market price of the Common Stock.

Until the date when all securities required to be registered pursuant to the Registration Rights Agreement are registered, the Company will not file any registration statements other than on behalf of the Investors.

Until the date when all securities required to be registered pursuant to the Registration Rights Agreement are registered, the Company will not conduct any other securities offerings or be party to any solicitations, negotiations or discussion regarding any other securities offerings, except for offerings solely to the Investor in which the Investor was given the opportunity to participate pro rata based on the aggregate original principal amount of the Notes.

Until the second anniversary of the consummation of the transactions described herein, the Company will offer the Investor the opportunity to participate in any subsequent securities offerings by the Company.

If the common stock is listed on a market other than the OTC Bulletin Board and the issuance of the shares underlying the Notes and Warrants would exceed the number of shares of common stock the Company may issue under the rules and regulation of such other market, then the Company will seek stockholder approval as required by such other market to permit the listing of all of the shares underlying the Notes and Warrants within 75 days and if, despite the Company’s best efforts, stockholder approval is not obtained, continue to seek stockholder approval every six months thereafter until such stockholder approval is obtained or the Notes are no longer outstanding.

The Securities Purchase Agreement also obligates the Company to indemnify the Investor and other holders of the securities issued to them for certain losses resulting from (1) any misrepresentation or breach of any representation or warranty made by the Company, (2) any breach of any obligation of the Company, and (3) certain third party claims.

Senior Convertible Note

REPAYMENT

The Notes have an aggregate principal amount of $6 million and are convertible into shares of the Company’s Common Stock at an initial conversion price of $1.8781 per share, subject to adjustment as described below (the “Conversion Price”). The Notes mature on the third anniversary of their issuance date (the “Maturity Date”), which date may be extended at the option of the Investor as described below. The entire outstanding principal balance and any outstanding fees or interest shall be due and payable in full on the Maturity Date. The Notes bear interest at the rate of 9.25% per annum, which rate may be increased to 15% upon the occurrence of an event of default (as described below). Interest on the Notes is payable quarterly beginning on October 1, 2007.

The Maturity Date with respect to all or any portion of the amounts due under the Notes may be extended at the option of the Investor (i) for so long as an event of default is continuing or for so long as an event is continuing that if not cured and with the passage of time would result in an event of default, (ii) in connection with a change of control of the Company, to a date within ten days after the change in control and (iii) for up to two years after the Maturity Date.

The Company may voluntarily prepay 1/3 of the outstanding principal amount of the notes on each of the first and the second anniversary of their issuance date.

SECURITY INTEREST

No later than the date of consummation of the transactions described herein, the Company and its wholly owned subsidiary, Amish Natural Sub, Inc., an Ohio corporation, must enter into a security agreement and related documents (“Security Documents”) granting the Investors a first priority perfected security interest in all of the assets and properties of the Company and its subsidiary, including the stock of its subsidiary and a mortgage on the Company’s headquarters, to secure the Company’s obligations under the Notes.

CONVERSION

The Notes are convertible at the option of the holder into shares of the Company’s Common Stock at an initial Conversion Price of $1.8781 per share, subject to adjustment for stock splits, combinations or similar events. The Conversion Price is also subject to a “full ratchet” anti-dilution adjustment which, in the event that the Company issues or is deemed to have issued certain securities at a price lower than the then applicable Conversion Price, immediately reduces the Conversion Price to equal the price at which the Company issues or is deemed to have issued its Common Stock.

Subject to certain conditions, including without limitation the shares of Common Stock to be issued upon such a conversion being covered by an effective registration statement, the Company may require the Investor to convert up to an amount equal to 20% of the aggregate dollar trading volume of the Company’s Common Stock over the prior 20 trading day period, subject to certain limitations, if the Company’s Common Stock is trading at or above $3.7562 (as adjusted for any stock splits, stock dividends, recapitalizations, combinations, reverse stock splits or other similar events during such period) (a “Mandatory Conversion”). The Notes contain certain limitations on optional and mandatory conversion. For example, they provide that no conversion may be made if, after giving effect to the conversion, the Investor would own in excess of 4.99% of the Company’s outstanding shares of Common Stock. This percentage may, however, be raised or lowered to an amount not to exceed 9.99%, at the option of the Investor, upon 61-days’ prior notice to the Company.

The Notes impose penalties on the Company for any failure to timely deliver any shares of its Common Stock issuable upon conversion.

EVENTS OF DEFAULT

The Notes contain a variety of events of default which are typical for transactions of this type, as well as the following events:

The failure of any registration statement required by the Registration Rights Agreement to be declared effective by the Commission within 60 days after the date required by the Registration Rights Agreement or the lapse or unavailability of such registration statement for more than five (5) consecutive days or for more than an aggregate of twenty (20) days in any 365-day period (other than certain allowable grace periods).

The suspension from trading or failure of the Common Stock to be listed for trading on the OTC Bulletin Board or another eligible market for more than 5 consecutive trading days or more than an aggregate of 10 trading days in any 365-day period.

The failure to issue shares upon conversion of a Note for more than 10 business days after the relevant conversion date or a notice of the Company’s intention not to comply with a request for conversion.

The failure for 10 consecutive business days to have reserved for issuance the full number of shares issuable upon conversion in accordance to the terms of the Notes.

The breach of any representation, warranty, covenant or term of the Securities Purchase Agreement, Notes, Warrants, Registration Rights Agreement or the Securities Documents, or if such breach is curable, if not cured within 10 business days.

The failure to pay any amount of due and payable under the Notes or any other document related thereto, except, in the case of a failure to pay interest and late charges when and as due, in which case only if such failure continues for a period of at least five (5) business days;

Any default under, redemption of or acceleration prior to maturity of any indebtedness of the Company or any of its Subsidiaries other than with respect to any Other Notes;

Any bankruptcy or insolvency event;

A final judgment or judgments for the payment of money aggregating in excess of (A) $100,000 are rendered against the Company or any of its Subsidiaries or (B) $50,000 are rendered against any of the officers or directors of the Company or any of its Subsidiaries, and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the amounts set forth above so long as the Company provides the holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

If there is an event of default, then the Investor has the right to redeem all or any portion of the Notes, at the greater of (i) up to 125% of the sum of the outstanding principal, interest and late fees, depending on the nature of the default, and (ii) up to 150% of the greatest closing sale price for the Company’s Common Stock beginning on the date immediately preceding such Event of Default and ending on the date the holder delivers the Event of Default redemption notice.

FUNDAMENTAL TRANSACTIONS

The Notes prohibit the Company from entering into certain transactions involving a change of control, unless the successor entity is a public company and it assumes in writing all of the obligations of the Company under the Notes and the other transaction documents.

In the event of such a transaction, the Investor has the right to force redemption of the Notes, at the greater of (i) 130% of the sum of the principal and interest and late fees, and (ii) the product of (x) 150% of (y) the sum of (1) the product of (A) the amount being redeemed multiplied by (B) the quotient determined by dividing (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Stock to be paid to the holders of the Common Stock upon consummation of the Change of Control (any such non-cash consideration consisting of marketable securities to be valued at the higher of the closing sale price of such securities as of the trading day immediately prior to, the closing sale price as of the trading day immediately following the public announcement of such proposed Change of Control and the closing sale price of the Common Stock immediately prior to the public announcement of such proposed Change of Control) by (II) the Conversion Price plus (2) the amount of any accrued but unpaid interest on such amount being redeemed and accrued and unpaid late charges, if any, with respect to such amount being redeemed and interest through the date of such redemption payment.

CONVERSION AND REDEMPTION

At any time on or after the earlier of the effective date of the initial registration statement and the first anniversary of the issuance of the Notes, the Investor may accelerate the partial payment of the Notes by requiring that the Company convert, or at the option of the Company, redeem in cash, up to an amount equal to 20% of the aggregate dollar trading volume of the Company’s Common Stock over the prior 20 trading day period. When the Company uses Common Stock to make the acceleration payment, the Company shall deliver shares to the Investors in an amount equal to the principal amount divided by the lower of the Conversion Price or a 15.0% discount to the volume weighted average price of the Company’s Common Stock during a certain measuring period prior to the payment date.

COVENANTS

The Notes contain a variety of covenants on the part of the Company, which are typical for transactions of this type, as well as the following covenants:

The Company will at all times reserve a number of shares equal to 130% of the number of shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants.

The Company will not incur other indebtedness, except for certain permitted indebtedness.

The Company will not incur any liens, except for certain permitted liens.

The Company will not, directly or indirectly, redeem or repay all or any portion of any indebtedness if at the time such payment is due or is made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an event of default has occurred and is continuing.

The Company will not redeem, repurchase or pay any dividend or distribution on its Common Stock or any other capital stock without the consent of the Investors holding a majority of the aggregate outstanding principal of the Notes.

ADJUSTMENT OF CONVERSION PRICE

The conversion price is subject to adjustment in the event of the Company’s issuance or deemed issuance of options, convertible instruments or other securities for a consideration per share less than the conversion price in effect immediately prior to such issuance. The adjustment to the conversion price will be to the lowest price per share of the new issuance. The Company may at any time during the term of the Note reduce the then current conversion price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company. The conversion price is also subject to adjustment in the event of a forward or reverse split of the outstanding common stock by proportionally reducing the conversion price in the event of a forward split and proportionally increasing the conversion price in the event of a reverse split.

The conversion price is also subject to adjustment in the event the Company fails to meet certain financial milestones. The then current conversion price shall be reset to the lower of the then existing conversion price and the average market price as of the date ten trading days after the required announcement of the financial milestones. The financial milestones occur every six months beginning December 31, 2007 and are met by achieving or exceeding net revenue goals.

PARTICIPATION RIGHTS

The holders of the Notes are entitled to receive any dividends paid or distributions made to the holders of the Company’s Common Stock on an “as if converted” to Common Stock basis.

LIMITATIONS ON TRANSFER

The Notes may be sold, assigned or transferred by the Investor without the Company’s consent but subject to contain customary limitations on transfer which are typical for transactions of this type.

PURCHASE RIGHTS

If the Company issues options, convertible securities, warrants or similar securities to holders of its Common Stock, the holders of the Notes shall have the right to acquire the same as if it had converted its Note.

WARRANTS

The Series A Warrants, Series B Warrants and Series C Warrants are immediately exercisable and, in the aggregate, entitle the holders thereof to purchase up to 1,597,331 shares, 798,665 shares and 798,665 shares, respectively, of the Company’s Common Stock. The Series D Warrants become exercisable only upon a Mandatory Conversion, if any, based on the amount of principal subject to the Mandatory Conversion and, in the aggregate, entitle the holders thereof to purchase up to 3,194,661 shares of the Company’s Common Stock. The Series A Warrants, the Series B Warrants and the Series C Warrants have an initial exercise price of $1.8781 per share, $2.50 per share and $3.00 per share, respectively. The Series A Warrants, the Series B Warrants and Series C Warrants expire on the earlier of the ninth anniversary of their issuance and seven years after the date all of the shares required to be registered pursuant to the Registration Rights Agreement have been included on one of more registration statements declared effective by the Commission. The Series D Warrants expire on the earlier of the Maturity Date (as may be extended by the Investors as described above) of the Note and the date the Company has satisfied its payment obligations under the warrant holder’s Note.

Similar to the Notes, the Warrants require payments to be made by the Company for failure to deliver the shares of Common Stock issuable upon exercise. The Warrants also contain similar limitations on exercise, including the limitation that the Investors may not exercise their Warrants to the extent that upon exercise such Investor, together with such Investor’s affiliates, would own in excess of 4.99% of the Company’s outstanding shares of Common Stock (subject to an increase or decrease, upon at least 61-days’ notice by an Investor to the Company, of up to 9.99%).

ANTI-DILUTION PROTECTION

The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustments for stock splits, combinations or similar events. In addition, the exercise price of the Warrants is also subject to a “full ratchet” anti-dilution adjustment which, in the event that the Company issues or is deemed to have issued certain securities at a price lower than the then applicable exercise price, immediately reduces the exercise price of the Warrants to equal the price at which the Company issues or is deemed to have issued its Common Stock.

FUNDAMENTAL TRANSACTIONS

The Company may not enter into a transaction involving a change of control unless the successor entity assumes the obligations of the Company under the Warrants and the successor entity is a publicly traded corporation whose common stock is quoted on or listed on one of the exchanges specified in the Warrants. Upon the occurrence of a transaction involving a change of control, the holders of the Warrants will have the right, among others, to have the Warrants repurchased for a purchase price in cash equal to the Black-Scholes value (as calculated pursuant to the Warrants) of the then unexercised portion of the Warrants.

PURCHASE RIGHTS

If the Company issues options, convertible securities, warrants, stock, or similar securities to holders of its Common Stock, the holders of the Warrants shall have the right to acquire the same as if it had exercised its Warrants.

Registration Rights Agreement

The Registration Rights Agreement requires the Company file a registration statement (“Initial Registration Statement”) covering shares of Common Stock underlying the Notes and Warrants up to the maximum allowable amount permitted by the Commission. The Company is required to file the Initial Registration Statement with the Commission within 30 days of Closing of the Securities Purchase.

If all of the shares of Common Stock underlying the Notes and Warrants are not covered by the Initial Registration Statement (whether by decision or rule of the Commission or for another reason), the Company is required to file additional registration statements (each an “Additional Registration Statement”) to cover the remaining shares underlying the Notes and Warrants up to the maximum allowable amount permitted by the Commission. The Company is required to file each Additional Registration Statement prior to the later of (i) 60 days after substantially all previously registered securities have been sold and (ii) six months after the previously filed registration statement has been declared effective. The Company’s obligation to file Additional Registration Statements shall continue until all of the shares of Common Stock underlying the Notes and Warrants have been covered by one or more registration statements declared effective by the Commission or until all of the shares of Common Stock underlying the Notes and Warrants not previously registered may be sold by the Investors without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The Initial Registration Statement and each Additional Registration Statement must be declared effective by the Commission within 60 days (or within 140 days if the registration statement is reviewed by the Commission) of their respective filing date or filing deadline, whichever comes first. Subject to certain grace periods, the Initial Registration Statement and each Additional Registration Statement must remain effective and available for use until the earlier of the date the Investors can sell all of the securities covered by the registration statement without restriction pursuant to Rule 144(k) and the date all such securities have been sold pursuant to the registration statement. If the Company fails to meet the filing or effectiveness requirements of the Initial Registration Statement or any Additional Registration Statement, subject to certain grace periods, the Company is required to pay liquidated damages of $120,000 on the date of such failure and on every 30th day thereafter until such failure is cured. The Registration Rights Agreement provides for customary indemnification for the Company and the Investor.

The Securities Purchase Agreement, the Registration Rights Agreement, a form of Note, a Form of Series A, B and C Warant and a form of Series D Warrant are attached as Exhibits 10.11, 10.12, 10.13, 10.14 and 10.15, respectively, to this Current Report on Form 8-K. The above descriptions are qualified by reference to the complete text of the documents and agreements described. However, those documents and agreements, including without limitation the representations and warranties contained in those documents, are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s reports under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

ITEM 3.02.   UNREGISTERED SALES OF EQUITY SECURITIES

On August 31, 2007, the Company agreed to issue the Notes and Warrants described in Item 1.01 of this Current Report on Form 8-K in exchange for aggregate gross proceeds of $6 million. The Notes are initially convertible into shares of the Company’s Common Stock, based upon an initial Conversion Price of $1.8781 per share, which is subject to adjustment as described in Item 1.01. The Warrants issued as part of the same transaction entitle the holders to purchase up to an aggregate of 6,389,322 shares of the Company’s Common Stock. The details of these transactions are described in Item 1.01, which is incorporated in its entirety by this reference into this Item 3.02.

The Notes and the Warrants were issued to an institutional accredited investor in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated by the Commission thereunder.

ITEM 8.01.   OTHER EVENTS

On September 4, 2007, the Company issued a press release announcing the signing of the Securities Purchase Agreement disclosed in Item 1.01 above. A copy of that press release is filed as Exhibit 99.3 to this Current Report on Form 8-K pursuant to Securities Act Rule 135c.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d)	Exhibits

EXHIBIT NUMBER	DESCRIPTION

10.11	Securities Purchase Agreement dated August 31, 2007.

10.12	Registration Rights Agreement dated August 31, 2007.

10.13	Form of Senior Secured Convertible Note.

10.14	Form of Series A, Series B and Series C Warrants.

10.15	Form of Series D Warrant.

99.3	Press release dated September 4, 2007

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 4, 2007	AMISH NATURALS, INC. /s/ David C. Skinner, Sr. David C. Skinner, Sr. President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

10.11	Securities Purchase Agreement dated August 31, 2007.

10.12	Registration Rights Agreement dated August 31, 2007.

10.13	Form of Senior Secured Convertible Note.

10.14	Form of Series A, Series B and Series C Warrants.

10.15	Form of Series D Warrant.

99.3	Press release dated September 4, 2007